Exhibit 99.1

FUSION FUEL GREEN PUBLIC LIMITED COMPANY

-and-

SHAREHOLDERS OF ROYAL URANIUM INC.

AMENDMENT AGREEMENT

amending the

SHARE EXCHANGE AGREEMENT

June 11, 2026

This Agreement is dated as of the 11th day of June, 2026.

WHEREAS

(A)	On February 18, 2026, the Parties entered into the original share exchange agreement (the “Original Agreement”).

(B)	The Parties accordingly wish to amend the terms of the Original Agreement as set out in this Agreement.

(C)	In connection with the Original Agreement, certain registered holders of Royal Uranium Shares entered into a joinder agreement to the Original Agreement (the “Joinder Agreement”).

(D)	Pursuant to Section (d) of the Joinder Agreement, each RU Shareholder (as defined in the Joinder Agreement) who has signed the Joinder Agreement has authorized the Representative Shareholders to agree to amendments or modifications to the Original Agreement on their behalf.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

Terms defined in the Original Agreement shall, unless otherwise defined in this Agreement or a contrary intention appears, bear the same meaning when used in this Agreement and the following terms shall have the following meanings:

“Agreement” means this amendment agreement;

“Original Agreement” means the share exchange agreement entered into between the Parties on February 18, 2026;

“Joinder Agreement” means the joinder agreement to the Original Agreement entered into in connection with the Original Agreement, by certain registered holders of Royal Uranium Shares;

“Party” or “Parties” means a party or parties to this Agreement; and

“Signature Date” means the date of this Agreement.

1.2	Interpretation

References to Articles, Annex and Schedules are to articles and schedules of the Original Agreement unless otherwise specified.

2.	amendmentS

With effect from the Signature Date:

2.1	The third recital of the Original Agreement is hereby amended by deleting the reference to “78,581,029” and replacing it with “81,881,029”. The remainder of the third recital shall remain unchanged.

2.2	Section 3.3 of the Original Agreement is hereby amended by deleting the reference to “78,581,029” and replacing it with “81,881,029”. The remainder of Section 3.3 shall remain unchanged.

2.3	Annex 2 to the Original Agreement is hereby deleted in its entirety and replaced with Annex 2 attached hereto.

3.	CONTINUATION

Except as varied by the terms of this Agreement, the Original Agreement will remain in full force and effect. Any reference in the Original Agreement to the “Agreement” (as defined in the Original Agreement) or to any provision of the Original Agreement will be construed as a reference to the Original Agreement, or that provision, as amended by this Agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first above written.

FUSION FUEL GREEN PUBLIC LIMITED COMPANY

Name:	Frederico Figueira de Chaves
Title:	CEO

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[RU SHAREHOLDER]

By:
Name:
Title:

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SHAREHOLDERS – JOINDER AGREEMENT TO THE SHARE EXCHANGE AGREEMENT

Signed by Anthony Milewski

Signed by Mark Schipperheijn

in their capacity as Representative Shareholders acting pursuant to the authority granted under Section (d) of the Joinder Agreement to the Share Exchange Agreement, for and on behalf of each RU Shareholder (as defined in the Joinder Agreement) who has signed the Joinder Agreement

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ANNEX 2

RU SHAREHOLDERS; ROYAL URANIUM SHARES; HTOO SHARES

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